

November 18, 2013

<u>Via E-mail</u>
Eugene Estep
Chief Financial Officer
EC Development, Inc. (f/k/a eNucleus, Inc.)
23 E. 9th Street, Suite 229
Shawnee, Oklahoma, 74801

> **Re:** **EC Development, Inc. (f/k/a eNucleus, Inc.)**
> **Form 10-K for the Fiscal Year ended December 31, 2011**
> **Filed April 6, 2012**
> **Form 10-Q for the Quarter Ended September 30, 2012**
> **Filed November 14, 2012**
> **File No. 000-14039**

Dear Mr. Estep:

We issued comments to you on the above captioned filings on March 13, 2013. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a complete, substantive response to these comments by **December 3, 2013**.

If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm, http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

Please contact Megan Akst, Staff Accountant at 202-551-3407 or me at 202-551-3499 if you have any questions.

Sincerely,

/s/ Kathleen Collins

Kathleen Collins
Accounting Branch Chief